                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 5 TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           priceline.com Incorporated
                           --------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.008 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    741503106
                                    ---------
                                 (CUSIP Number)

                                   Edith Shih
                            Hutchison Whampoa Limited
                           22nd Floor, Hutchison House
                                10 Harcourt Road
                                    Hong Kong
                                 (852-2128-1188)

                                   ----------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                                 John A. Otoshi
                              Dewey Ballantine LLP
                                    Suite 701
                          Edinburgh Tower, The Landmark
                             15 Queen's Road Central
                                    Hong Kong
                                 (852-2509-7000)

                                   ----------

                                November 14, 2001
                          (Date of Event which Requires
                            Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __ .

                                  SCHEDULE 13D

CUSIP NO. 741503106
          ---------
----------- -----------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     HUTCHISON WHAMPOA LIMITED - Not Applicable

----------- -----------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [X]
                                                                                                             (b) [ ]

----------- -----------------------------------------------------------------------------------------------------------
    3       SEC US ONLY

----------- -----------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                     WC

----------- -----------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [ ]

----------- -----------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Hong Kong

----------------------------------- ------- ---------------------------------------------------------------------------

            NUMBER OF                 7     SOLE VOTING POWER

              SHARES                                 - 0 -

           BENEFICIALLY             ------- ---------------------------------------------------------------------------
                                      8     SHARED VOTING POWER
          OWNED BY EACH
                                                 35,099,633
            REPORTING
                                    ------- ---------------------------------------------------------------------------
           PERSON WITH                9     SOLE DISPOSITIVE POWER

                                                     - 0 -

                                    ------- ---------------------------------------------------------------------------
                                      10    SHARED DISPOSITIVE POWER

                                                 35,099,633

----------- -----------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     35,099,633

----------- -----------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]

----------- -----------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     15.6%

----------- -----------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     HC, CO

----------- -----------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 741503106
          ---------

----------- -----------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     FORTHCOMING ERA LIMITED - Not Applicable
----------- -----------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [X]
                                                                                                             (b) [ ]

----------- -----------------------------------------------------------------------------------------------------------
    3       SEC US ONLY


----------- -----------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                     AF
----------- -----------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [ ]


----------- -----------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     British Virgin Islands
----------------------------------- ------- ---------------------------------------------------------------------------
                                      7     SOLE VOTING POWER
            NUMBER OF
                                                 - 0 -
              SHARES
                                    ------- ---------------------------------------------------------------------------
            BENEFICIALLY              8     SHARED VOTING POWER

           OWNED BY EACH                         17,546,622

             REPORTING              ------- ---------------------------------------------------------------------------
                                      9     SOLE DISPOSITIVE POWER
            PERSON WITH
                                                 - 0 -

                                    ------- ---------------------------------------------------------------------------
                                      10    SHARED DISPOSITIVE POWER

                                                 17,546,622

----------- -----------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     17,546,622
----------- -----------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]


----------- -----------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.8%
----------- -----------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     CO
----------- -----------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 741503106
          ---------

----------- -----------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     ULTIMATE PIONEER LIMITED - Not Applicable
----------- -----------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [X]
                                                                                                             (b) [ ]

----------- -----------------------------------------------------------------------------------------------------------
    3       SEC US ONLY


----------- -----------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                     AF
----------- -----------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [ ]


----------- -----------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     British Virgin Islands
----------------------------------- ------- ---------------------------------------------------------------------------
                                      7     SOLE VOTING POWER
            NUMBER OF
                                                  - 0 -
              SHARES
                                    ------- ---------------------------------------------------------------------------
           BENEFICIALLY               8     SHARED VOTING POWER

          OWNED BY EACH                           17,553,011

             REPORTING              ------- ---------------------------------------------------------------------------
                                      9     SOLE DISPOSITIVE POWER
            PERSON WITH
                                                  - 0 -

                                    ------- ---------------------------------------------------------------------------
                                      10    SHARED DISPOSITIVE POWER

                                                  17,553,011

----------- -----------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     17,553,011
----------- -----------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               [ ]


----------- -----------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.8%
----------- -----------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     CO
----------- -----------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 741503106
          ---------
----------- -----------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     CHEUNG KONG (HOLDINGS) LIMITED - Not Applicable
----------- -----------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [X]
                                                                                                             (b) [ ]

----------- -----------------------------------------------------------------------------------------------------------
    3       SEC US ONLY


----------- -----------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                     WC
----------- -----------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [ ]


----------- -----------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Hong Kong
----------------------------------- ------- ---------------------------------------------------------------------------
            NUMBER OF                 7     SOLE VOTING POWER

             SHARES                                  - 0 -

          BENEFICIALLY              ------- ---------------------------------------------------------------------------
                                      8     SHARED VOTING POWER
         OWNED BY EACH
                                                     70,199,267 (including shares disclaimed, see 11 below)
          REPORTING
                                    ------- ---------------------------------------------------------------------------
         PERSON WITH                  9     SOLE DISPOSITIVE POWER

                                                     - 0 -

                                    ------- ---------------------------------------------------------------------------
                                      10    SHARED DISPOSITIVE POWER

                                                     70,199,267 (including shares disclaimed, see 11 below)

----------- -----------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            70,199,267, of which Cheung Kong expressly disclaims beneficial ownership of 35,099,633 shares beneficially owned by Hutchison Whampoa Limited
----------- -----------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               |X|


----------- -----------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     31.2%
----------- -----------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     HC, CO
----------- -----------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 741503106
          ---------
----------- -----------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Prime Pro Group Limited - Not Applicable
----------- -----------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [X]
                                                                                                             (b) [ ]

----------- -----------------------------------------------------------------------------------------------------------
    3       SEC US ONLY


----------- -----------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                     AF
----------- -----------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [ ]


----------- -----------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     British Virgin Islands
----------------------------------- ------- ---------------------------------------------------------------------------
                                      7     SOLE VOTING POWER

         NUMBER OF                                    - 0 -

          SHARES                     ------ ---------------------------------------------------------------------------
                                      8     SHARED VOTING POWER
       BENEFICIALLY
                                                      17,546,622
       OWNED BY EACH
                                     ------ ---------------------------------------------------------------------------
         REPORTING                    9     SOLE DISPOSITIVE POWER

        PERSON WITH                                   - 0 -

                                    ------- ---------------------------------------------------------------------------
                                      10    SHARED DISPOSITIVE POWER

                                                      17,546,622

----------- -----------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     17,546,622
----------- -----------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               [ ]


----------- -----------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.8%
----------- -----------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     CO
----------- -----------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 741503106
          ---------

----------- -----------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     POTTON RESOURCES LIMITED - Not Applicable

----------- -----------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [X]
                                                                                                             (b) [ ]

----------- -----------------------------------------------------------------------------------------------------------
    3       SEC US ONLY

----------- -----------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                     AF

----------- -----------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [ ]


----------- -----------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     British Virgin Islands

----------------------------------- ------- ---------------------------------------------------------------------------
                                      7     SOLE VOTING POWER

                                                 - 0 -
           NUMBER OF
                                    ------- ---------------------------------------------------------------------------
            SHARES                    8     SHARED VOTING POWER

          BENEFICIALLY                           17,553,012

          OWNED BY EACH             ------- ---------------------------------------------------------------------------
                                      9     SOLE DISPOSITIVE POWER
            REPORTING
                                                 - 0 -
           PERSON WITH
                                    ------- ---------------------------------------------------------------------------
                                      10    SHARED DISPOSITIVE POWER

                                                 17,553,012

----------- -----------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     17,553,012

----------- -----------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               [ ]


----------- -----------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.8%

----------- -----------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     CO

----------- -----------------------------------------------------------------------------------------------------------

                  This statement constitutes Amendment No. 5 to the Schedule 13D originally filed with the Securities and Exchange Commission on February 26, 2001, as amended by Amendment No. 1 on June 11, 2001, Amendment No. 2 on July 10, 2001, Amendment No. 3 on September 25, 2001 and Amendment No. 4 on September 28, 2001 and is filed by Hutchison Whampoa Limited, a Hong Kong company ("HWL"); Forthcoming Era Limited ("FEL"), a British Virgin Islands company and an indirect wholly-owned subsidiary of HWL; Ultimate Pioneer Limited ("UPL"), a British Virgin Islands company and an indirect wholly-owned subsidiary of HWL; Cheung Kong (Holdings) Limited ("Cheung Kong"), a Hong Kong company and a 49.97% shareholder of HWL; Prime Pro Group Limited ("PPG"), a British Virgin Islands company and an indirect wholly-owned subsidiary of Cheung Kong; and Potton Resources Limited ("PRL"), a British Virgin Islands company and an indirect wholly-owned subsidiary of Cheung Kong. Such Schedule 13D relates to the common stock, par value $0.008 per share ("Common Stock") of priceline.com Incorporated, a Delaware corporation (the "Issuer"). Terms defined in the
Schedule 13D previously filed have the same meanings in this Amendment.

Item 3.           Source and Amount of Funds or Other Considerations
                  --------------------------------------------------

                  Item 3 of the Schedule 13D, as amended, is hereby amended by adding the following:

                  The total purchase price of the 1,566,500 shares acquired by UPL from the open market is US$6,951,799.50. The funds for UPL's purchases were provided by HWL from its internal resources.

                  The total purchase price of the 1,566,500 shares acquired by PRL from the open market is US$6,951,799.50. The funds for PRL's purchases were provided by Cheung Kong from its internal resources.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

                  (a) (b) and (c) of Item 5 of the Schedule 13D, as amended, are hereby amended and restated in their entirety as follows:

(a) - (b) HWL, through its ownership of FEL and UPL, beneficially owns an aggregate of 35,099,633 shares of Common Stock, representing approximately 15.6% of the outstanding Common Stock as of November 12, 2001, and has shared power over the voting and disposition of such shares.

                  FEL beneficially owns 17,546,622 shares of Common Stock, representing approximately 7.8% of the outstanding Common Stock and has shared power over the voting and disposition of such shares.

                  UPL beneficially owns 17,553,011 shares of Common Stock, representing approximately 7.8% of the outstanding Common Stock, and has shared power over the voting and disposition of such shares.

                  PPG beneficially owns 17,546,622 shares of Common Stock, representing approximately 7.8% of the outstanding Common Stock and has shared power over the voting and disposition of such shares.

                  PRL beneficially owns 17,553,012 shares of Common Stock, representing approximately 7.8% of the outstanding Common Stock, and has shared power over the voting and disposition of such shares.

                  Cheung Kong, through its ownership of PPG and PRL, beneficially owns an aggregate of 35,099,634 shares of Common Stock, representing approximately 15.6% of the outstanding Common Stock, and has shared power over the voting and disposition of such shares. In addition, Cheung Kong, through its ownership of 49.97% of the issued shares of HWL, may be deemed to share voting and dispositive power over the shares of Common Stock owned by HWL, FEL and UPL. However, pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong expressly disclaims beneficial ownership of such shares.

                  Ian Wade, the designee of FEL to the Issuer's Board of Directors, was granted options to purchase 40,000 shares of Common Stock, which are not exercisable within 60 days and therefore not included in the shares reported above. Dominic Kai Ming Lai, the designee of FEL and UPL to the Issuer's Board of Directors, and Edmond Tak Chuen Ip, the designee of PPG and PRL, each were granted options to purchase 20,000 shares of Common Stock, which are not exercisable within 60 days and therefore not included in the shares reported above.

                  Except as described in this Item 5, none of HWL, FEL, UPL, Cheung Kong, PPG and PRL, nor, to the best knowledge of HWL, FEL, UPL, Cheung Kong, PPG and PRL, any executive officer or director of HWL, FEL, UPL, Cheung Kong, PPG or PRL, (i) beneficially owns any securities of the Issuer as of the date hereof or (ii) has any right as of the date hereof to acquire, directly or indirectly, any beneficial ownership of other securities of the Issuer.

(c) Each of UPL and PRL acquired a total of 1,566,500 shares of Common Stock from the open market on November 6, 2001, November 7, 2001, November 8, 2001, November 9, 2001, November 12, 2001, November 13, 2001, November 14, 2001 and November 15, 2001 at an average price of US$4.44 per share.

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each party certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date:  November 16, 2001

                                            FOR AND ON BEHALF OF
                                            HUTCHISON WHAMPOA LIMITED


                                            By:      /s/ Susan Chow
                                                --------------------------------
                                                Name: Susan Chow
                                                Title:  Director

                                            FOR AND ON BEHALF OF
                                            FORTHCOMING ERA LIMITED


                                            By:      /s/ Susan Chow
                                                --------------------------------
                                                Name: Susan Chow
                                                Title:  Director

                                            FOR AND ON BEHALF OF
                                            ULTIMATE PIONEER LIMITED


                                            By:      /s/ Susan Chow
                                                --------------------------------
                                                Name: Susan Chow
                                                Title:  Director

                                            FOR AND ON BEHALF OF
                                            CHEUNG KONG (HOLDINGS) LIMITED


                                            By:  /s/ Ip Tak Chuen, Edmond
                                                --------------------------------
                                                Name: Ip Tak Chuen, Edmond
                                                Title:  Director

                                            FOR AND ON BEHALF OF
                                            PRIME PRO GROUP LIMITED


                                            By:   /s/ Ip Tak Chuen, Edmond
                                                --------------------------------
                                                Name:  Ip Tak Chuen, Edmond
                                                Title:  Director

                                            FOR AND ON BEHALF OF
                                            POTTON RESOURCES LIMITED


                                            By:   /s/ Ip Tak Chuen, Edmond
                                                --------------------------------
                                                Name: Ip Tak Chuen, Edmond
                                                Title:  Director